UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Explanatory note

This Report on Form 6-K contains as an exhibit Deutsche Bank AG’s Pillar 3 Report 2011, which includes information on the Group’s capital adequacy and risk and capital management. As described in Section 1 thereof, the Pillar 3 Report is published pursuant to German law implementing the Basel 2 capital adequacy standards recommended by the Basel Committee on Banking Supervision, including, starting with December 31, 2011, the amended capital requirements for trading book and securitization positions, also known as “Basel 2.5”. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibits

Exhibit 99.1: Deutsche Bank AG’s Pillar 3 Report 2011.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2011 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2012, on pages 6 through 21 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

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Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity
Total assets adjusted	Total assets
Total equity adjusted	Total equity
Leverage ratio (target definition) (total assets adjusted to total equity adjusted)	Leverage ratio (total assets to total equity)

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to the following portions of our 2011 Annual Report on Form 20-F: (i) for the leverage ratio (target definition), as well as the total assets adjusted and total equity adjusted figures used in its calculation, to “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Balance Sheet Management”, and (ii) for the other non-GAAP financial measures listed above, to pages S-16 through S-18 of the supplemental financial information.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 29, 2012

By:	/s/ Charlotte Jones
Name:	Charlotte Jones
Title:	Managing Director

By:	/s/ Mathias Otto
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel

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